As filed with the Securities and Exchange Commission on May 16, 2001

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________________
VCAMPUS CORPORATION
(Name of Subject Company (Issuer))

____________________________________
VCAMPUS CORPORATION
(Name of Filing Person (Offeror))

All options under the VCampus Corporation 1996 Stock Plan,
as amended, to purchase common stock, par value $0.01 per share, that were granted on or prior to December 13, 2000
(Title of Class of Securities)

92240C 10 0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Daniel J. Neal, Chief Executive Officer
VCampus Corporation
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191
(Name and address of agent for service)

(703) 893-7800
(Telephone number, including area code, of agent for service)

Copies to:
Kevin A. Prakke, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$13,517,760.17	$2,703.56

      *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,896,431 shares of common stock of VCampus Corporation having a weighted average exercise price of $7.128 as of May 15, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid__________________________________________________________.

Form or Registration No.:_________________________________________________________.

Filing party:___________________________________________________________________.

Date filed:_____________________________________________________________________.

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1. Summary Term Sheet.

      The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

      The name of the issuer is VCampus Corporation, a Delaware corporation (the “Company”). The Company’s principal executives offices are located at 1850 Centennial Park Drive, Suite 200, Reston, Virginia 20191, and its telephone number is (703) 893-7800. The information set forth in the Offer to Exchange under “Information Concerning VCampus” is incorporated herein by reference.

(b)	Securities.

      This Schedule TO relates to an offer by the Company to exchange all outstanding options granted to Company employees under the VCampus Corporation 1996 Stock Plan, as amended (the “1996 Stock Plan”), to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that are held by employee option holders who have not received options after December 13, 2000 (the “Eligible Options”) for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the 1996 Stock Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the “Offer”. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	Trading Market and Price.

      The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

      The filing person is VCampus Corporation, the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

      The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”), and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

      The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

      The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

      The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

      The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Plans.

      The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) Source of Funds.

      The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

      The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds.

      Not applicable.

Item 8. Interests in Securities of the Subject Company.

(a)	Securities Ownership.

      Not applicable.

(b)	Securities Transactions.

      The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

      Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

      The information set forth in the Offer to Exchange under Section 9 (“Information Concerning VCampus”) and Section 16 (“Additional Information”), and pages F-1 through F-24 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

      Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated May 16, 2001.

(a)(1)(B) (a)(1)(C)	Form of Letter of Transmittal. Form of Letter to Eligible Option Holders.

(b) (d)(1)	Not applicable. VCampus 1996 Stock Plan, as amended. Filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-12135) and incorporated herein by reference.

(d)(2)	Form of Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

      Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 16, 2001	VCAMPUS CORPORATION

By: /s/ Michael Schwien

Name: Michael Schwien Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated May 16, 2001.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Eligible Option Holders.

(b)	Not applicable.

(d)(1)	VCampus 1996 Stock Plan, as amended. Filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-12135) and incorporated herein by reference.

(d)(2)	Form of Option Agreement.

(g)	Not applicable.

(h)	Not applicable.